Filed by Cantel Medical Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantel Medical Corp.

Commission File No.: 001-31337

Date: April 29, 2021

On April 29, 2021, Cantel Medical Corp., a Delaware corporation (“Cantel”), held a special meeting of stockholders (the “Special Meeting”) to consider certain proposals related to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 12, 2021, as amended on March 1, 2021, by and among Cantel, STERIS plc (“STERIS”), Solar New US Holding Co, LLC, Crystal Merger Sub 1, LLC, Canyon HoldCo, Inc. and Grand Canyon Merger Sub, Inc., which provides for the acquisition of Cantel by STERIS through a series of mergers (the “Mergers”). As of April 1, 2021, the record date for the Special Meeting (the “Record Date”), there were 44,513,301 shares of common stock, par value $0.10 per share, of Cantel (“Common Stock”) outstanding, each of which was entitled to one vote for each proposal at the Special Meeting. At the Special Meeting, a total of 38,008,104 shares of Common Stock, representing approximately 85.39% of the shares of Common Stock outstanding and entitled to vote as of the Record Date, were present in person virtually or represented by proxy, constituting a quorum to hold a valid meeting.

At the Special Meeting, the following proposals were considered:

(1)	the proposal to adopt the Merger Agreement; and

(2)	the proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Cantel’s named executive officers that is based on or otherwise relates to the Mergers.

Each proposal was approved by the applicable requisite vote of Cantel’s stockholders. The final voting results for each proposal are described below. For more information on each of these proposals, see Cantel’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2021.

1.	Proposal to adopt the Merger Agreement:

For	Against	Abstain
37,865,185	36,026	106,893

2.	Proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Cantel’s named executive officers that is based on or otherwise relates to the Mergers:

For	Against	Abstain
19,863,297	18,008,260	136,547

Pursuant to the terms and subject to the conditions of the Merger Agreement, the completion of the Mergers remains subject to various customary conditions, including: (i) the shares of STERIS to be issued in certain of the Mergers being approved for listing on the New York Stock Exchange; (ii) the representations and warranties of each party being true and correct, subject to the materiality standards contained in the Merger Agreement; (iii) absence of specified adverse laws or orders; (iv) material compliance by each party with its covenants; and (v) no “material adverse effect” (as defined in the Merger Agreement) having occurred with respect to each party since the signing of the Merger Agreement. As of the date of this Current Report on Form 8-K, Cantel expects to complete the Mergers by June 2, 2021.

No Offer or Solicitation

This announcement is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, STERIS filed a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Definitive Proxy Statement/Prospectus was mailed to stockholders of Cantel beginning on April 1, 2021. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, Cantel at its website, www.cantelmedical.com, or by contacting Cantel’s Investor Relations Department at (973) 890-7220, or from STERIS at its website, www.STERIS.com, or by contacting STERIS’s Investor Relations Department at (440) 392-7245.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and other securities laws, for which we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Cantel by STERIS, including future financial and operating results, Cantel’s or STERIS’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. These statements are based on current expectations, estimates, or forecasts about our businesses, the industries in which we operate, and the current beliefs and assumptions of management; they do not relate strictly to historical or current facts. Without limiting the foregoing, words or phrases such as “expect,” “anticipate,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,” “may,” “could,” “enable,” and “opportunity” and variations of such words and similar expressions generally identify forward-looking statements. Risks and uncertainties associated with these forward-looking statements include the potential that we may not be able to consummate the transaction, or that the expected benefits and opportunities of the transaction may not be realized or may take longer to realize than expected, or that required regulatory approvals may not be obtained as quickly as expected, or at all. There are also risks and uncertainties related to the subsequent integration of the companies; the ability to recognize the anticipated synergies and benefits of the acquisition; restructuring in connection with, and successful closing of, the transaction; the risk that a condition to closing of the transaction may not be satisfied on a timely basis or at all; the failure of the transaction to close for any other reason; risks relating to the value of the STERIS shares to be issued in the transaction; access to available financing (including financing for the transaction) on a timely basis and on reasonable terms; the impact of competitive products and pricing; the impact of the COVID-19 pandemic on our operations and financial results; general economic conditions; and technological and market changes in our industry. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statement are set forth in our most recent Annual Report on Form 10-K, which we may update in Quarterly Reports on Form 10-Q we have filed or will file hereafter. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. This cautionary statement is applicable to all forward-looking statements contained in this communication.